Exhibit 2.2

CERTIFICATE OF CONVERSION

FROM A LIMITED LIABILITY COMPANY TO

A CORPORATION PURSUANT TO

SECTION 265 OF THE DELAWARE

GENERAL CORPORATION LAW

1. The jurisdiction where the limited liability company was first formed, and its jurisdiction immediately prior to filing this Certificate of Conversion, is the State of Delaware.

2. The date on which the limited liability company was first formed is October 9, 2014.

3. The name of the limited liability company immediately prior to the filing of this Certificate of Conversion is Longeveron LLC.

4. The name of the corporation as set forth in its Certificate of Incorporation is Longeveron Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting limited liability company has executed this Certificate of Conversion on the 11th day of February, 2021.

By:	/s/ Geoff Green
	Name:	Geoff Green
	Title:	Chief Executive Officer